As filed with the Securities and Exchange Commission on January 31, 2003
                                              Registration No. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM S-3


                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933

                                  ------------


                         PRECISE SOFTWARE SOLUTIONS LTD.
             ------------------------------------------------------
             (Exact name of registrant as specified in its charter)


             Israel                                          Not Applicable
  (State or other jurisdiction                              (I.R.S. employer
of incorporation or organization)                         identification number)

                     ---------------------------------------

                               10 Hataasia Street
                                  P.O. Box 1066
                             Or-Yehuda, Israel 60408
                                972 (3) 735-2222
               (Address, including zip code, and telephone number,
        including area code, of registrant's principal executive offices)

                     ---------------------------------------

                        Precise Software Solutions, Inc.
                          Attn: Chief Executive Officer
                                690 Canton Street
                          Westwood, Massachusetts 02090
                                 (781) 461-0700
            (Name, address, including zip code and telephone number,
                    including area code of agent for service)

                    ----------------------------------------

                                   Copies to:
Anthony H. Rickert, Esquire                          Dr. Eddo Dinstein, Adv.
     Piper Rudnick LLP                          Volovelsky, Dinstein, Sneh & Co.
 1200 Nineteenth Street, NW                      Nolton House, 14 Shenkar Street
Washington, D.C. 20036-2412                          Hertzelia Pituach 46733
      (202) 223-2085                                         Israel
                                                         972 (9) 9589696


APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.
     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. |_|
     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act") check the following box. |X|
     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|___________
     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_| ___________
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|





                         CALCULATION OF REGISTRATION FEE
==================================================================================================================
                                                     PROPOSED MAXIMUM      PROPOSED MAXIMUM
  TITLE OF EACH CLASS OF          AMOUNT TO BE        OFFERING PRICE          AGGREGATE              AMOUNT OF
SECURITIES TO BE REGISTERED        REGISTERED          PER SHARE (1)       OFFERING PRICE(1)      REGISTRATION FEE
---------------------------      --------------      ----------------      -----------------      ----------------
Ordinary Shares, par value       126,353 Shares           $16.74               $2,115,150                $195
NIS 0.03 per share
==================================================================================================================

(1) Estimated solely for purposes of determining registration fee pursuant to Rule 457(c). Based on the last reported sales price of Precise's ordinary shares on January 28, 2003.

     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
================================================================================

[TO BE INSERTED VERTICALLY ON LEFT MARGIN OF COVER OF PROSPECTUS]

The information in this prospectus is not complete and may be changed. The selling shareholders may not sell these securities until the registration statement filed with the SEC is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                  SUBJECT TO COMPLETION, DATED JANUARY 31, 2003





                                 126,353 Shares

                         Precise Software Solutions Ltd.

                                 Ordinary Shares



                             -----------------------


     This prospectus relates to the offering from time to time of up to an aggregate of 126,353 shares by selling shareholders.

     Our ordinary shares are listed on The Nasdaq National Market under the symbol "PRSE." The last reported bid price of our ordinary shares on the Nasdaq National Market on January 30, 2003 was $16.58 per share.



     Investing in our ordinary shares involves risk. See "Risk Factors" beginning on page 3.


     Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.




                  The date of this prospectus is        , 2003

                                TABLE OF CONTENTS







                                                                        Page
                                                                        ----

        PRECISE SOFTWARE SOLUTIONS LTD..............................      1
        RECENT DEVELOPMENTS.........................................      2
        RISK FACTORS................................................      3
        USE OF PROCEEDS.............................................     15
        SELLING SHAREHOLDERS........................................     16
        PLAN OF DISTRIBUTION........................................     18
        LEGAL MATTERS...............................................     20
        EXPERTS.....................................................     20
        WHERE YOU CAN FIND MORE INFORMATION.........................     20
        INCORPORATION BY REFERENCE..................................     21

                         PRECISE SOFTWARE SOLUTIONS LTD.

     Precise Software Solutions Ltd. is a provider of software that assists organizations in monitoring and optimizing the performance of their Information Technology infrastructure. This IT infrastructure consists of networks, operating systems, servers, applications, databases and storage devices that help manage traditional and electronic business activities. Our software allows an organization to continuously monitor its infrastructure performance and be alerted when performance parameters exceed user-established thresholds. When our software detects a performance problem, it also provides technology support personnel with a thorough set of diagnostic data that pinpoints the specific cause of performance degradation and offers suggested alternatives to alleviate the problem. Our software serves businesses that rely on enterprise applications to cut costs and improve efficiencies, as well as those that have implemented e-business applications. Businesses have become increasingly reliant on the proper functioning of their Information Technology infrastructure and our software assists them in achieving this goal.

     We were incorporated in 1990. Our U.S. office is located at 690 Canton Street, Westwood, Massachusetts 02090, and our telephone number is (781) 461-0700. Our Israeli office is located at 10 Hataasia Street, P.O. Box 1066, Or-Yehuda, Israel 60408, and our telephone number is 972 (3) 735-2222. Our Web site is located at www.precise.com. The information contained on our Web site does not constitute part of this registration statement. The terms "Precise," "we," "us" and "our" as used in this registration statement refer to Precise Software Solutions Ltd. and its subsidiaries as a combined entity, except where it is made clear that such term means only the parent company.

                               RECENT DEVELOPMENTS


PROPOSED MERGER WITH VERITAS

     On December 19, 2002, we entered into an Agreement and Plan of Merger with VERITAS Software Corporation, a Delaware corporation, and Argon Merger Sub Ltd., an Israeli company and an indirect wholly-owned subsidiary of VERITAS, providing for the acquisition of Precise by VERITAS pursuant to a merger of Argon Merger Sub Ltd. with and into Precise. As a result of the merger, and subject to the terms and conditions of the merger agreement, each of our issued and outstanding ordinary shares will be converted automatically into the right to receive, at the election of the holder, either (1) $16.50 in cash or (2) 0.2365 of a share of VERITAS common stock, plus $12.375 in cash. Precise shareholders who are Israeli holders, as defined in the merger agreement, and who properly and timely elect to receive the mixed consideration will receive (1) $12.375 in cash, plus
(2) an amount of cash equal to 0.2365 multiplied by the closing price of one share of VERITAS common stock, as reported on The Nasdaq National Market on the trading day immediately prior to the date the merger takes effect. The consummation of the merger is subject to various conditions, including approval by the shareholders of Precise.

     In connection with the proposed merger, VERITAS intends to file a registration statement on Form S-4, including a proxy statement/prospectus, with the SEC. Investors and security holders are urged to read the proxy statement/prospectus regarding the proposed merger when it becomes available because it will contain important information about the merger. Investors and security holders may obtain a free copy of the proxy statement/prospectus when it is available and other documents filed by VERITAS and Precise with the SEC at www.sec.gov. The proxy statement/prospectus and these other documents also may be obtained for free from VERITAS and Precise. Any shares of VERITAS common stock that you receive in the merger in exchange for your Precise ordinary shares will be registered on the registration statement on Form S-4.

     Precise, its directors and executive officers may be deemed to be participants in the solicitation of proxies from Precise shareholders in favor of the proposed merger. A description of any interests that the directors and executive officers of Precise may have in the transaction will be available in the proxy statement/prospectus.

FINANCIAL RESULTS

     On January 21, 2003, we announced unaudited financial information relating to the quarter and year ended December 31, 2002. Revenues for the fourth quarter of 2002 were $21.3 million, up 10 percent from the prior quarter. These results included a 16 percent increase in license revenues from the prior quarter. Fourth quarter revenues were 25 percent over the $17.1 million in revenues for the fourth quarter of 2001. We reported net income for the fourth quarter of 2002 of $1 million, or $0.03 per share, compared with net income of $232,000, or $0.01 per share, for the same period last year. For the full year ended December 31, 2002, revenues increased 37 percent to $76 million, compared with $55.6 million in 2001. We reported net income for 2002 of $3.6 million, or $0.12 per share, compared with net income of $923,000, or $0.03 per share, in 2001.

                                  RISK FACTORS

     Investing in our ordinary shares involves risk. You should consider carefully each of the following risks and all of the other information in this prospectus and the documents we incorporate by reference before investing in our ordinary shares. You should also consider carefully the proxy statement/prospectus regarding our proposed merger with VERITAS when it becomes available because it will contain important information about the merger. If any of the following risks and uncertainties develop into actual events, our business, financial condition or results of operations could be adversely affected.

RISKS RELATED TO OUR PROPOSED MERGER WITH VERITAS

FAILURE TO COMPLETE THE PROPOSED MERGER WITH VERITAS COULD HARM OUR ORDINARY SHARE PRICE AND FUTURE BUSINESS AND OPERATIONS.

     If our proposed merger with VERITAS is not completed, we may be subject to the following risks:

     o if the merger agreement is terminated under specified circumstances, we will be required to pay VERITAS a termination fee of $16.2 million;

     o the price of our ordinary shares may decline to the extent that the current market price of our ordinary shares reflects a market assumption that the proposed merger with VERITAS will be completed;

     o costs related to the proposed merger with VERITAS, such as some legal, accounting and certain financial advisory fees, must be paid even if the merger is not completed; and

     o if the proposed merger with VERITAS is terminated and our board of directors determines to seek another merger or business combination, we may not be able to find a partner willing to pay an equivalent or more attractive price than that which would be paid by VERITAS in the merger.

GENERAL UNCERTAINTY RELATED TO THE PROPOSED MERGER WITH VERITAS COULD HARM OUR BUSINESS.

     Our customers may, in response to the announcement of the proposed merger with VERITAS, delay or defer purchasing decisions. If our customers delay or defer purchasing decisions, our revenue could materially decline or any increases in revenue could be lower than expected. Similarly, our employees may experience uncertainty about their future roles with the combined company. This may harm our ability to attract and retain key management, marketing, sales and technical personnel. Also, speculation regarding the likelihood of the closing of the merger with VERITAS could increase the volatility of the price of our ordinary shares.

THIRD PARTIES MAY TERMINATE OR ALTER EXISTING CONTRACTS OR RELATIONSHIPS WITH
US.

     We have contracts with some of our suppliers, distributors, customers, licensors and other business partners. Some of these contracts require us to obtain consent from these other parties in connection with the proposed merger with VERITAS. If these consents cannot be obtained, we may suffer a loss of potential future revenue and may lose rights that are material to our business and the business of the combined company. In addition, third parties with whom we currently have relationships may terminate or otherwise reduce the scope of their relationship with us in anticipation or as a result of the merger.

REGULATORY AGENCIES MUST APPROVE THE PROPOSED MERGER AND COULD IMPOSE CONDITIONS ON, DELAY OR REFUSE TO APPROVE THE MERGER.

     We intend to comply with the securities and antitrust laws of the United States, and any other jurisdiction in which the proposed merger is subject to review, as well as with Israeli regulatory requirements. The reviewing authorities may seek to impose conditions before giving their approval or consent to the merger, and those conditions could harm the combined company's business. In addition, a delay in obtaining the necessary regulatory approvals will delay the completion of the merger. We have not yet obtained other governmental or regulatory approvals required to complete the merger. We may be unable to obtain these approvals, or obtain them within the timeframe contemplated by the merger agreement.

RISKS RELATED TO OUR BUSINESS

     Because of the significant purchase price of our software products and the corresponding care that our potential customers exercise in making a purchase decision, we expect that our quarterly operating results will continue to fluctuate and this could cause the trading price of our shares to fluctuate or decline.

     Like many software and technology related companies, our quarterly operating results have varied significantly in the past. Because of the significant purchase price of our software products, our customers exercise care in making a purchase decision. We believe that this caution, in combination with the other factors listed below, exposes us to larger variability in quarterly operating results relative to other software or technology companies. Since our operating results are likely to vary significantly in the future, we believe that period-to-period comparisons of our operating results are not meaningful and you should not rely upon our results in any one quarter as an indicator of our future performance. If our quarterly revenues and operating results fail to meet or exceed the expectations of securities analysts or investors, the market price of our ordinary shares could fall substantially. Our operating results vary depending on a number of factors, many of which are outside our control, including:

     o varying budgeting cycles and available funds of our customers and potential customers;

     o    the length and variability of our sales cycle;

     o varying size, timing and contractual terms of enterprise-wide orders for our software;

     o changes in demand for databases with which our software operates, and related enterprise application software;

     o    acceptance of new products in the marketplace;

     o seasonality in our revenues, which have been lower historically in the first and third quarters;

     o changes in gross margins resulting from the mix of U.S. and international sales or license sales and services;

     o software defects and other product quality problems that may not become known until customer trials or after installation;

     o changes in gross margins depending on whether our software is sold directly or through indirect sales channels; and

     o    the revenue performance of third party sales channels.

     In addition, a significant portion of our software license revenues in any quarter is often derived from orders booked and shipped in the last weeks or days of that quarter. A delay in an order, even from just one customer, could negatively impact our quarterly revenues and operating results.

     A substantial portion of our expenses, including most software development and sales and marketing expenses, must be incurred in advance of generating revenues. In addition, our operating expenses are largely based on anticipated organizational growth and revenue trends and a high percentage of our expenses are, and will continue to be, fixed. As a result, if our projected revenues do not meet our expectations, for the reasons above or for any other reasons, then we will still incur these fixed expenses and are likely to experience an even larger shortfall in our quarterly operating results relative to expectations.

WE HAVE A HISTORY OF LOSSES, AND WE ANTICIPATE OUR EXPENSES WILL INCREASE IN THE FORESEEABLE FUTURE AS A RESULT OF PLANNED EXPANSION OF OUR SALES AND MARKETING CHANNELS AND RESEARCH AND DEVELOPMENT ACTIVITIES.

     We incurred net losses of approximately $4.0 million for the year ended December 31, 1998, $2.6 million for the year ended December 31, 1999, $9.9 million for the year ended December 31, 2000 and had net income of $923,000 for the year ended December 31, 2001 and $3.6 million for the year ended December 31, 2002. As of December 31, 2002, we had an accumulated deficit of approximately $21.8 million. We cannot predict the extent of our future losses and when, or if, we may become profitable on a sustained basis. We anticipate that our expenses may increase substantially in the foreseeable future as we seek to expand our distribution channels, to increase our sales and marketing activities, and to continue to develop our technology and introduce new software. These efforts may prove more costly than we currently anticipate and we may not succeed in increasing our revenues sufficiently to offset these higher expenses. If we fail to increase our revenues at a greater rate than our expenses, we will not be able to maintain profitability.

OUR INABILITY TO DEDICATE APPROPRIATE FINANCIAL AND MANAGERIAL RESOURCES COULD IMPAIR OUR ABILITY TO GROW OUR REVENUES AT THE SAME RATE IN THE FUTURE AS THEY HAVE IN THE PAST AND, FOR THE SAME REASON, THEY COULD DECLINE.

     Although our revenues have grown at substantial rates in recent years, we do not expect our revenues to grow as rapidly in the future, and our revenues could decline. Our total revenues have grown from $27.5 million for the year ended December 31, 2000 to $55.6 million for the year ended December 31, 2001 and to $76.0 million for the year ended December 31, 2002. As our business develops and the market for our software products matures, it is unlikely that our revenues will continue to grow at the same rapid pace. We may not be able to dedicate the significant managerial time and effort required to develop additional strategic relationships, and we may not be able to hire sufficient numbers of sales personnel to expand our sales channels and increase penetration of our existing markets. In addition, we may not have the financial liquidity required to develop and introduce, on a timely basis, new products that achieve broad market acceptance.

OUR FAILURE TO DEDICATE APPROPRIATE RESOURCES TO OUR BUSINESS COULD STRAIN OUR EXISTING SYSTEMS OR MANAGEMENT CAPABILITIES, LIMIT OUR GROWTH AND HARM OUR BUSINESS AND FINANCIAL PERFORMANCE.

     We currently have employees based in Israel, the United Kingdom, France, Holland, Germany, Australia, Canada, China, Japan and throughout the United States. We increased our employee base significantly during 2001 and 2002.

Furthermore, we have recently established subsidiaries and joint ventures in Europe and Japan and expect to continue to establish additional distribution channels through third-party relationships. Our growth, coupled with rapid changes in our market, has placed, and is likely to continue to place, significant strains on our administrative, operational and financial resources and places significant demands on our internal systems, procedures and controls. In order to manage growth effectively, we must implement and improve our operational systems and controls. The failure to invest in and establish systems with sufficient capacity to handle expanded operations or failure to dedicate appropriate managerial resources could restrain our potential future growth and may harm the efficiency of our operations. If we fail to manage our growth effectively, the quality of our products and services and our operating results could be seriously harmed.

WE WILL NEED TO RECRUIT AND RETAIN ADDITIONAL QUALIFIED PERSONNEL TO SUCCESSFULLY GROW OUR BUSINESS.

     Our future success will depend in large part on our ability to attract and retain experienced sales, marketing, research and development, customer support and management personnel. If we do not attract and retain such personnel, we may not be able to expand our sales coverage or develop and introduce new or enhanced products on the scale and schedule that we intend. Competition for qualified personnel in the computer software industry is intense, especially for technical personnel. We have experienced difficulty in the past recruiting qualified personnel, especially technical and sales personnel. Moreover, we intend to expand the scope of our international operations and these plans will require us to hire experienced management, service, marketing, sales and customer support personnel abroad. We expect competition for qualified personnel to remain intense and we may not succeed in attracting or retaining these personnel. In addition, new employees generally require substantial training in the use of our products, which in turn requires significant resources and management attention. There is a risk that even if we invest significant resources in attempting to attract, train and retain qualified personnel, we will not be successful in our efforts. Our costs of doing business would increase without the expected increase in revenues. Our inability to recruit, hire, train and retain qualified employees could cause our business to suffer.

ANY ACQUISITIONS OR ATTEMPTED ACQUISITIONS WILL DIVERT MANAGEMENT ATTENTION AND FINANCIAL RESOURCES AND MAY HARM OUR RESULTS OF OPERATIONS AND FINANCIAL CONDITION.

     As part of our growth strategy, we intend to consider acquiring complementary technologies, products and businesses. Attempted acquisitions may divert management, operational and financial resources from the conduct of our core business. As a result, if we pursue this growth strategy, the efforts of management will be diverted from their other operational responsibilities, and we may not complete any attempted acquisition. If we use capital stock, our existing shareholders may experience dilution. If we use cash or debt financing, our financial liquidity will be reduced, the holders of our debt would have claims on our assets ahead of holders of our ordinary shares and our business operations may be restricted by the terms of any debt, including restrictions on our ability to pay dividends on our ordinary shares. In addition, an acquisition may involve nonrecurring charges or amortization of significant amounts of goodwill and other intangible assets, which would adversely affect our ability to achieve and maintain profitability.

ACQUISITIONS MAY NOT PRODUCE THE REVENUES, EARNINGS OR BUSINESS SYNERGIES THAT WE ANTICIPATED AND MAY CAUSE OUR REVENUES TO DECLINE.

     Past or future acquisitions may not produce the revenues, earnings or business synergies that we anticipate, and acquired businesses or technologies may not perform as expected for a variety of reasons, including:

     o difficulties in the integration of the operations, technologies, products and personnel of the acquired company;

     o risks of entering markets in which we have no or limited prior experience;

     o    potential loss of key employees of the acquired entity; and

     o expenses of any undisclosed or potential legal liabilities of the acquired company.

     In addition, management's attention and resources may be diverted during any attempted integration. Any one or a combination of these factors may cause our revenues or earnings to decline.

WE DEPEND UPON KEY PERSONNEL, THE LOSS OF WHOM WOULD HARM OUR OPERATIONS.

     Our success depends, to a significant extent, upon the continued performance and services of our executive officers and other key sales, marketing, engineering and support personnel. The loss of the services of any of our executive officers or key personnel, including Shimon Alon, our Chief Executive Officer, and Itzhak "Aki" Ratner, our President, would be disruptive to our operations. It would be difficult and time consuming to replace them. We do not maintain key person life insurance policies on any of our officers. Any of these individuals may voluntarily terminate his employment with Precise. Our inability to retain these employees could harm the growth and success of our business.

IF THE MARKETS FOR THE DATABASES AND RELATED APPLICATIONS SOFTWARE WE SUPPORT DO NOT CONTINUE TO EXPAND, OUR ABILITY TO GROW OUR BUSINESS MAY BE ADVERSELY AFFECTED.

     If the market for the databases and related applications software we support declines or expands more slowly than we currently anticipate, our ability to grow our business, sell our software and achieve and maintain profitability may be impaired. Although the market for these databases and related applications has grown rapidly, this growth may not continue at the same rate, or at all.

THE SOFTWARE MARKET WE ADDRESS IS EXPECTED TO RAPIDLY EVOLVE, AND IF WE ARE NOT ABLE TO ACCURATELY PREDICT AND RESPOND TO MARKET DEVELOPMENTS OR CUSTOMER NEEDS, OUR COMPETITIVE POSITION WILL BE IMPAIRED.

     The market for the software we provide is relatively new and is expected to evolve rapidly. However, estimates of our market's expected growth are inherently uncertain and are subject to many risks and assumptions. Moreover, many of our customers operate in markets characterized by rapidly changing technologies and business plans. These customers look to our software products to monitor application performance in this environment. Rapid changes in the needs of these customers and changing technologies make it difficult for us to predict their demands. We are particularly susceptible to those changes since our software is used in a wide array of operating environments, which are constantly evolving. As a result, we may not be able to develop, on a timely basis or at all, software that meets our customers' needs or desires. In addition, various sectors of our market are served by competitors who may respond more effectively to market developments and customer needs. We cannot assure you that the market for our software will grow or that we will be able to respond to changes in the market, evolving customer needs or our competition. If the market for our software does not develop as we expect or if we fail to respond to market and competitive developments, our business prospects and competitive position will be impaired.

THE FAILURE OF OUR NEW SOFTWARE TO ACHIEVE MARKET ACCEPTANCE OR DELAYS IN OUR CURRENT OR FUTURE SOFTWARE DEVELOPMENT EFFORTS COULD ERODE OUR COMPETITIVE POSITION.

     The failure to successfully develop, enhance or modify our software, or the failure to do so on a timely basis, could limit our revenue growth and competitive position. We have expanded our product line to allow the monitoring of an organization's application performance across the IT infrastructure and continue to develop new releases of our core products that incorporate additional features. We may need to rapidly develop and introduce additional software and enhancements to our existing software to satisfy our current customers and maintain our competitive position in the marketplace. We may also need to modify our software so that it can operate with new or enhanced software introduced by other software vendors. The failure to introduce new, enhanced or modified software on a timely basis could prevent our software from achieving market acceptance. We have in the past, and may in the future, experience delays in the timing of new software introductions. To support our software development, enhancement or modification, we may find it necessary to license or acquire new technologies, which may not be available to us on acceptable terms, if at all.

OUR FAILURE TO ESTABLISH AND EFFECTIVELY MANAGE INDIRECT DISTRIBUTION CHANNELS COULD CAUSE OUR REVENUES TO DECLINE.

     Our ability to sell our software in new markets and to increase our share of existing markets will be impaired if we fail to expand significantly our indirect distribution channels. Our sales strategy involves the establishment of multiple distribution channels domestically and internationally through value-added resellers, systems integrators and original equipment manufacturers. We have entered into agreements with EMC, Amdocs and several other companies to bundle a version of our software with their products or to sell our software along with their product. Although these relationships have been successful to date, we cannot predict the extent to which these companies will continue to be successful in marketing or selling our software or the effect of our proposed merger on these relationships. These agreements could be terminated on short notice and they do not prevent any of these parties from selling the software of other companies, including our competitors. Our OEMs or resellers could give higher priority to other companies' software or to their own software than they give to ours.

OUR INABILITY TO DEVELOP AND EXPAND OUR DIRECT SALES FORCE WOULD LIMIT OUR REVENUE GROWTH.

     If we do not expand and retain our direct sales force, revenue growth could be seriously harmed. Competition for qualified sales personnel is intense and we may not be able to hire and retain as many qualified individuals as we may require in the future. To the extent we hire personnel from competitors, we may be subject to allegations that they have been improperly solicited or divulged proprietary or other confidential information. In addition, sale of our software requires sales personnel, experienced in our market, who target and gain access to the senior management of our prospective customers. Newly hired sales personnel require extensive training and may take six months or longer to achieve full productivity. This training period, along with the difficulty in attracting and retaining qualified individuals, makes it difficult to grow the size of our sales force rapidly and utilize them effectively.

IF EXISTING CUSTOMERS DO NOT MAKE SUBSEQUENT PURCHASES FROM US OR IF OUR RELATIONSHIPS WITH OUR LARGEST CUSTOMERS ARE IMPAIRED, OUR REVENUE GROWTH COULD DECLINE.

     Our revenue growth could decline if our current customers do not purchase additional licenses from us. As we deploy new versions of our existing software or introduce new software, our current customers may not require the functionality of this new software and may not license it.

     We also depend on our installed customer base for future service revenue from maintenance renewal fees. The terms of our standard license arrangements provide for a one-time license fee and a prepayment of one year of software maintenance. Our maintenance agreements are renewable annually at the option of our customers but there are no obligations to renew. If customers choose not to continue their maintenance service, our revenues may decline.

     In addition, our strategic channel represents a large portion of our total revenues. These revenues are derived from EMC, Amdocs and, to a lesser extent, other strategic partners. If our sales from these customers were impaired, our revenue growth could decline.

DEFECTS IN OUR SOFTWARE WOULD HARM OUR BUSINESS AND DIVERT RESOURCES.

     Because our software is complex, it may contain errors that can be detected at any point in its life cycle. Any errors or defects in our software could result in:

     o    delayed or lost revenue;

     o    failure to attract new customers or achieve market acceptance;

     o    claims against us;

     o    diversion of development resources;

     o    increased service, warranty and insurance costs; and

     o    negative publicity resulting in damage to our reputation.

     While we continually test our software for errors and work with customers to identify and correct them, errors in our software may be found in the future. Testing for errors is complicated because it is difficult to simulate the breadth of operating systems, user applications and computing environments that our customers use and because our software is becoming increasingly complex itself. The costs we may incur in addressing software errors could be substantial.

WE MAY BE SUBJECT TO PRODUCT LIABILITY CLAIMS THAT COULD RESULT IN SIGNIFICANT COSTS TO US.

     Because our customers rely on our software to monitor and improve the performance of their critical software applications, they are sensitive to potential disruptions that may be caused by the use of, or any defects in, our software. As a result, we may be subject to claims for damages related to software errors in the future. Liability claims could require us to spend significant time and money in litigation or to pay significant damages. Regardless of whether we prevail, diversion of key employees' time and attention from the business, incurrence of substantial expenses and potential damage to our reputation might result. Our license agreements with our customers typically contain provisions designed to limit our exposure to potential product liability claims. Limitation of liability provisions like those in our license agreements, however, may not be effective under the laws of some jurisdictions. In addition, although we maintain general liability insurance, we cannot assure you that this coverage will be available in amounts sufficient to cover one or more large claims, or that the insurer will not disclaim coverage as to any future claim

OUR FAILURE TO ADEQUATELY PROTECT OUR INTELLECTUAL PROPERTY COULD HARM OUR COMPETITIVE MARKET POSITION.

     Our success and ability to compete are substantially dependent upon our internally developed technology, consisting primarily of computer programs and instructions stored on digital media that can be easily reproduced. If we are unable to protect that technology, our market position will be harmed. Other than our trademarks, most of our intellectual property consists of proprietary or confidential information that is not subject to patent or similar protection. Unauthorized third parties may attempt to copy or otherwise obtain and use the technology protected by those rights. Furthermore, policing unauthorized use of our software is difficult and costly, particularly in countries where the laws may not protect our proprietary rights as fully as in the U.S. If competitors or potential customers are able to use our technology, our ability to compete effectively would be harmed.

     We have placed, and in the future may place, source code for our software in escrow. The source code may, under certain circumstances, be made available to certain of our customers. This may increase the likelihood of misappropriation or other misuse of our software.

CLAIMS THAT OUR SOFTWARE INFRINGES THE PROPRIETARY RIGHTS OF OTHERS COULD HARM OUR BUSINESS AND CAUSE US TO INCUR SIGNIFICANT COSTS.

     Software products are increasingly subject to third-party infringement claims as the functionality of products in different industry segments overlaps. As a result, third parties may claim that our software infringes on their proprietary rights. The application of patent law to the software industry is particularly uncertain as the U.S. Patent and Trademark Office has only recently begun to issue software patents in large numbers. Any potential intellectual property claims against us, with or without merit, could:

     o    be expensive and time consuming to defend;

     o cause us to cease making, licensing or using software that incorporates the challenged intellectual property;

     o    cause software shipment and installation delays;

     o    require us to redesign our software, if feasible;

     o    divert management's attention and resources; or

     o require us to enter into royalty or licensing agreements in order to obtain the right to use a necessary product or component.

     Royalty or licensing agreements, if required, may not be available on acceptable terms, if at all. A successful claim of software infringement against us and our failure or inability to license the infringed or similar technology could prevent us from distributing our software or cause us to incur great expense and delay in developing non-infringing software.

WE RELY ON SOFTWARE LICENSES FROM THIRD PARTIES, THE LOSS OF WHICH COULD INCREASE OUR COSTS AND DELAY SOFTWARE SHIPMENTS.

     We integrate various third-party software products as components of our software. Our business would be disrupted if this software, or functional equivalents of this software, were either no longer available to us or no longer offered to us on commercially reasonable terms. In either case, we would be required to either redesign our software to function with alternate third-party software or develop these components ourselves, which would result in increased costs and could result in delays in our software shipments. Furthermore, we might be forced to limit the features available in our current or future software offerings.

WE ARE SUBJECT TO RISKS OF OPERATING WORLDWIDE THAT COULD IMPAIR OUR ABILITY TO GROW OUR REVENUES ABROAD.

     We market and sell our software in North America, South America, Europe, Asia, South Africa and Australia and we plan to establish additional facilities in these and other parts of the world. Therefore, we are subject to risks associated with having worldwide operations. Sales to customers located outside of North America accounted for approximately 29% of our total revenues in the year ended December 31, 2000, approximately 36% of our total revenues in the year ended December 31, 2001 and approximately 34% of our total revenues in the year ended December 31, 2002. In addition, our principal research and development facility is located in Israel. The expansion of our existing operations and entry into additional worldwide markets will require significant management attention and financial resources. We are also subject to a number of risks customary for worldwide operations, including:

     o    economic or political instability in worldwide markets;

     o greater difficulty in accounts receivable collection and longer collection periods;

     o    unexpected changes in regulatory requirements;

     o    difficulties and costs of staffing and managing foreign operations;

     o    import and export controls;

     o the uncertainty of protection for intellectual property rights in some countries;

     o    multiple and possibly overlapping tax structures; and

     o    foreign currency exchange rate fluctuations.

     To date, a substantial portion of our sales have been denominated in U.S. dollars, and we have not used risk management techniques or "hedged" the risks associated with fluctuations in foreign currency exchange rates. In the future, if we do not engage in hedging transactions, our results of operations will be subject to losses from fluctuations in foreign currency exchange rates.

OUR SHARE PRICE HAS BEEN VOLATILE AND COULD DROP UNEXPECTEDLY.

     The price at which our ordinary shares trade has been and is likely to continue to be volatile. The stock market from time to time experiences significant price and volume fluctuations that affect the market prices of securities, particularly securities of technology and computer software companies. As a result, investors may experience a significant decline in the market price of our ordinary shares, regardless of our operating performance. Price declines in our stock could result from many factors outside of our control, including:

     o announcements by our competitors of financial results, acquisitions, new products or technological innovations;

     o    disputes concerning patents or other proprietary rights;

     o    conditions in Israel; and

     o    general market conditions.

     In the past, following periods of volatility in the market price of a particular company's securities, securities class action litigation has often been brought against that company. We may become involved in this type of litigation in the future. Litigation of this type, regardless of its merit, is often extremely expensive and diverts management's attention and resources.

RISKS RELATED TO PRECISE'S OPERATIONS IN ISRAEL

POTENTIAL POLITICAL, ECONOMIC AND MILITARY INSTABILITY IN ISRAEL MAY ADVERSELY AFFECT OUR RESULTS OF OPERATIONS.

     Our largest research and development facility and the third party manufacturer of many of our products are located in Israel and a small portion of our sales is currently being made to customers in Israel. Accordingly, political, economic and military conditions in Israel directly affect our operations. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors. A state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Since September 2000, there has been a high level of violence between Israel and the Palestinians. Any armed conflicts or political instability in the region could negatively affect business conditions and harm our results of operations. We cannot predict the effect on the region of the increase in the degree of violence between Israel and the Palestinians. Parties with whom we have done business have declined to travel to Israel during periods of heightened unrest and tension, forcing us to make alternative arrangements when necessary. Furthermore, several countries restrict business with Israel and Israeli companies, and additional countries may restrict doing business with Israel and Israeli companies as a result of the recent increase in hostilities. These restrictive laws and policies may seriously harm our operating results, financial condition and the expansion of our business.

OUR OPERATIONS MAY BE NEGATIVELY AFFECTED BY THE OBLIGATIONS OF OUR PERSONNEL TO PERFORM MILITARY SERVICE.

     Many of our employees in Israel are obligated to perform military reserve duty. In addition, in the event of a war, military or other conflict, including the ongoing conflict with the Palestinians, individuals could be required to serve in the military for extended periods of time. Our operations could be disrupted by the absence for a significant period of time of one or more of our key employees or a significant number of our other employees due to military service. Any such disruption in our operations could harm our business.

BECAUSE MOST OF OUR REVENUES ARE GENERATED IN NON-ISRAELI CURRENCIES, BUT A PORTION OF OUR EXPENSES ARE INCURRED IN NEW ISRAELI SHEKELS, INFLATION AND CURRENCY FLUCTUATIONS COULD SERIOUSLY HARM OUR RESULTS OF OPERATIONS.

     We generate most of our revenues in U.S. dollars but a portion of the costs associated with our Israeli operations is in New Israeli Shekels, or NIS. We also pay some of our international-based sales and support staff in local currencies, such as the British pound sterling and the Euro. As a result, we are exposed to risks to the extent that the rate of inflation in Israel, in the U.K. or in Europe exceeds the rate of devaluation of the NIS, the British pound sterling or the Euro in relation to the U.S. dollar or if the timing of such devaluations lags behind inflation in Israel, in the U.K. or in Europe. In that event, the cost of our operations in Israel, the U.K. and Europe measured in terms of U.S. dollars will increase and our U.S. dollar-measured results of operations will suffer. Historically, Israel has experienced periods of high inflation. Our results of operations also could be harmed if we are unable to guard against currency fluctuations in Israel, the U.K. or other countries in which we may employ sales or support staff in the future.

YOU MAY HAVE DIFFICULTIES IN ENFORCING A U.S. JUDGMENT AGAINST US, OUR EXECUTIVE OFFICERS AND DIRECTORS OR IN ASSERTING U.S. SECURITIES LAWS CLAIMS IN ISRAEL.

     Because a significant portion of our assets and the assets of our directors and executive officers are located outside the United States, a judgment obtained in the United States against us or any of them may not be collectible in the United States and may not be enforced by an Israeli court. Further, if a foreign judgment is enforced by an Israeli court, it will be payable in Israeli currency.

U.S. INVESTORS IN OUR COMPANY COULD SUFFER ADVERSE TAX CONSEQUENCES IF WE ARE CHARACTERIZED AS A PASSIVE FOREIGN INVESTMENT COMPANY.

     If, for any taxable year, our passive income or our assets that produce passive income exceed levels provided by law, we may be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. This characterization could result in adverse U.S. tax consequences to our shareholders. U.S. shareholders should consult with their own U.S. tax advisors with respect to the U.S. tax consequences of investing in our ordinary shares.

WE INTEND TO RELY UPON TAX BENEFITS FROM THE STATE OF ISRAEL IF AND WHEN WE BECOME PROFITABLE, BUT THOSE TAX BENEFITS MAY NOT BE AVAILABLE TO US AT THAT TIME.

     We are eligible for certain tax benefits for the first several years in which we generate taxable income pursuant to Israel's Law for the Encouragement of Capital Investments, 1959. Although we have not historically generated taxable income for purposes of this law, we expect to begin to use these tax benefits in either 2002 or 2003, depending on when we become profitable in Israel. Our financial condition could suffer if these tax benefits were subsequently reduced or not available to us.

     In order to receive tax benefits, we must comply with the conditions of the certificates of approval that were granted to its approved enterprise programs. If we fail to comply in whole or in part with these conditions, the tax benefits that we expect to receive could be partially or fully canceled. In that event, we could be forced to refund the amount of the benefits we have received, adjusted for inflation and interest. From time to time, the government of Israel has discussed reducing or eliminating the benefits available under the approved enterprise regime. Thus, these tax benefits may not be continued with respect to future programs at their current levels or at all.

     Additionally, in the event that we increase its activities outside of Israel due to, for example, future acquisitions or internal restructuring, those increased activities generally will not be eligible for inclusion in Israeli tax benefit programs. Accordingly, our effective corporate tax rate could increase significantly in the future as the revenues generated by the new activities will not qualify for approved enterprise treatment.

THE TRANSFER AND USE OF PORTIONS OF OUR TECHNOLOGY ARE LIMITED BECAUSE OF RESEARCH AND DEVELOPMENT GRANTS WE RECEIVED FROM THE ISRAELI GOVERNMENT.

     Our research and development efforts associated with the development of the technology embedded in Precise/Indepth for Oracle software have been partially financed through grants from the Office of the Chief Scientist of the Israeli Ministry of Industry and Trade. We have developed software funded partially by Chief Scientist grants that subject us to royalty payments and restrictions, which could limit or prevent our growth and profitability. The know-how developed with this funding may not be transferred outside of Israel. The products incorporating the software developed with this know-how, or any part thereof, may not be manufactured outside of Israel, without appropriate governmental approvals. These restrictions do not apply to the sale or export from Israel of our products incorporating software developed with this know-how. These restrictions extend to any derivative or related products or software containing the technologies developed with the financial assistance of the Office of the Chief Scientist. Since our Indepth for SQL Server and Indepth for DB2 UDB products may contain technologies present in Precise/Indepth for Oracle, the Office of the Chief Scientist may maintain that these products are also subject to the restrictions discussed above. If the Chief Scientist consents to the manufacture of our software outside Israel, the regulations prescribe the payment of increased royalties, ranging from 120% to 300% of the amount of the Chief Scientist grant, depending on the percentage of foreign manufacture.

BECAUSE THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS, IT MAY NOT PROVE TO BE ACCURATE.

     This prospectus and the documents we incorporate by reference include forward-looking statements. We use words like "anticipate," "believe," "plan," "expect," "future," "intend" and similar expressions to identify these forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties and assumptions about Precise, the market for our products and the competition, including, among other things:

     o    our ability to complete our proposed merger with VERITAS;

     o our inability to achieve or maintain profitability since we expect to incur significant expenses in the near future to grow our business, particularly our direct sales force and indirect sales channels;

     o    the size, timing and recognition of revenue from major customers;

     o market acceptance of new product offerings and our ability to predict and respond to market developments;

     o    our ability to attract and retain key personnel;

     o    the development and expansion of our direct sales force;

     o our ability to consummate acquisitions and to successfully integrate and operate the acquired businesses;

     o    risks associated with management of growth;

     o political, economic and business fluctuations in Israel and our international markets; and

     o risks of downturns in economic conditions generally, and in the information technology and software industries specifically.

     We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties, and assumptions, the forward-looking events discussed in this prospectus might not occur.




                                 USE OF PROCEEDS

     We will not directly receive any proceeds from the sale by the selling shareholders of the ordinary shares. We will pay all expenses of the registration and sale of the ordinary shares, other than selling commissions and fees and stock transfer taxes.

                              SELLING SHAREHOLDERS

     We issued the ordinary shares offered by this prospectus to the selling shareholders in connection with our acquisition of the outstanding securities of The Middleware Company in transactions exempt from the registration requirements of the Securities Act. The selling shareholders, including their transferees, pledgees or donees or their successors, may from time to time offer and sell any or all of these ordinary shares. Our registration of the ordinary shares does not necessarily mean that the selling shareholders will sell all or any of the shares.

     The selling shareholders have represented to us that they purchased the ordinary shares for their own account for investment only and not with a view toward selling or distributing them, except through sales registered under the Securities Act or exemptions. We agreed with the selling shareholders to file this registration statement to register the resale of the ordinary shares. We agreed to prepare and file all necessary amendments and supplements to the registration statement to keep it effective until the date on which all the ordinary shares offered hereby are sold or are eligible to be sold without volume or other restriction pursuant to Rule 144 under the Securities Act.

     The following table shows information, as of January 28, 2003, with respect to the beneficial ownership of ordinary shares by each of the selling shareholders. The information in the table below with respect to each selling shareholder is based on information provided by or on behalf of that selling shareholder. None of the selling shareholders has, or within the past three years has had, any position, office or other material relationship with us, other than as a result of their ownership of our securities or as a result of their employment by us as of the closing of the acquisition of The Middleware Company.

     Because the selling shareholders may sell all or some portion of the ordinary shares beneficially owned by them, we cannot estimate the number of ordinary shares that will be beneficially owned by the selling shareholders after this offering. In addition, the selling shareholders may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time or from time to time since the date on which they provided the information, all or a portion of the ordinary shares beneficially owned by them in transactions exempt from the registration requirements of the Securities Act.

     Beneficial ownership is determined in accordance with Rule 13d-3(d) promulgated by the SEC under the Securities Exchange Act of 1934. Unless otherwise noted, each person or group identified possesses sole voting and investment power with respect to shares, subject to community property laws where applicable. None of the share amounts set forth below represents more than 1% of our outstanding stock as of January 28, 2003, adjusted as required by rules promulgated by the SEC.

                                              ORDINARY
                                            SHARES OWNED           ORDINARY
                                              PRIOR TO              SHARES
NAME                                          OFFERING              OFFERED
----                                        ------------         ------------
Dion Almaer............................         1,080                1,080
Doug Bateman...........................         4,132                4,132
Adam B. Berman.........................         6,177                6,177
Neven Cvetkovic........................           411                  411
Salil R. Deshpande.....................        19,540               19,540
William R. Edwards.....................         5,209                5,209
David T. Harrell.......................         1,080                1,080
James M. Kao...........................         3,088                3,088
Alan Lattanner.........................           154                  154
Joseph M. Levi.........................         1,080                1,080
Eduardo A. Lopez.......................           679                  679
Floyd Marinescu........................         7,206                7,206
Kenneth Marlin.........................         2,059                2,059
Bruce E. Martin........................         1,080                1,080
Robert Martin..........................           205                  205
Billy Newport..........................           102                  102
Eric Preston...........................         1,080                1,080
R. Clayton Roach.......................         1,544                1,544
Edward Roman...........................        66,575               66,575
Adib Saikali...........................           245                  245
Eileen Sauer...........................           324                  324
Owen Taylor............................         1,595                1,595
Landra K. Vaughn.......................           679                  679
Michelle A. White......................         1,090                1,029
                                            ------------         ------------
     Total.............................       126,414              126,353



----------------------

     Information concerning the selling shareholders may change from time to time and any changed information will be set forth in supplements to this prospectus if and when necessary.

                              PLAN OF DISTRIBUTION

     We are registering an aggregate of 126,353 ordinary shares to permit public secondary sales of the shares by the selling shareholders from time to time after the date of this prospectus.

     The ordinary shares may be sold from time to time by the selling shareholders in one or more transactions at fixed prices, at market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. As used in this prospectus, "selling shareholders" includes donees, pledgees, transferees and other successors in interest selling shares received from a selling shareholder after the date of this prospectus as a gift, pledge, partnership distribution, distribution to members or shareholders or other non-sale transfer. The selling shareholders may offer their ordinary shares in one or more of the following transactions:

     o on any national securities exchange or quotation service on which the ordinary shares may be listed or quoted at the time of sale;

     o    in the over-the-counter market;

     o in transactions otherwise than on such exchanges or services or in the over-the-counter market;

     o through the writing of options, whether listed on an options exchange or otherwise;

     o    through the settlement of short sales;

     o    by pledge to secure debts and other obligations; or

     o through a combination of any of the above, which may involve crosses or block transactions.


     In connection with the sale of the ordinary shares, the selling shareholders may engage in short sales and may enter into hedging transactions with broker-dealers or other financial institutions which may in turn engage in short sales of the ordinary shares and deliver these securities to close out such short positions, or loan or pledge the ordinary shares to broker-dealers that in turn may sell these securities.

     The aggregate proceeds to the selling shareholders from the sale of the ordinary shares will be the purchase price of the ordinary shares less discounts and commissions, if any. Each of the selling shareholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of ordinary shares to be made directly or through agents.

     Our outstanding ordinary shares are listed for trading on the Nasdaq National Market.

     In order to comply with the securities laws of some states, if applicable, the ordinary shares may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the ordinary shares may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

     The ordinary shares described in this prospectus may be sold from time to time directly by the selling shareholders. Alternatively, the selling shareholders may from time to time offer shares to or through underwriters, broker/dealers or agents. The selling shareholders and any underwriters, broker/dealers or agents that participate in the distribution of the shares may be deemed to be "underwriters" within the meaning of the Securities Act. Any discounts, commissions or profits on the resale of shares and any compensation received by any underwriter, broker/dealer or agent may be deemed to be underwriting discounts and commissions under the Securities Act.

     In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than in connection with this prospectus. The selling shareholders may decide not to sell all of the shares they hold. The selling shareholders may transfer, devise or gift such shares by other means not described in this prospectus.

     To the extent required, the number of ordinary shares to be sold, the names of the selling shareholders, the purchase price, the public offering price, the names of any agents, dealers or underwriters, and any applicable commissions or discounts with respect to a particular offering will be set forth in a prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part.

     We have granted registration rights for the benefit of certain of the selling shareholders. The registration rights agreements provide for cross-indemnification of the selling shareholders and Precise and their respective directors, officers and controlling persons against liabilities in connection with the offer and sale of the ordinary shares, including liabilities under the Securities Act. We will pay all of our expenses and substantially all of the expenses incurred by the selling shareholders because of the offering and sale of the ordinary shares, provided that each selling holder will be responsible for payment of any commissions, concessions and discounts of underwriters, broker-dealers or agents.

                                  LEGAL MATTERS

     The validity of the ordinary shares offered under this prospectus will be passed upon for us by Volovelsky, Dinstein, Sneh & Co., Hertzelia Pituach, Israel.


                                     EXPERTS

     Kost, Forer & Gabbay, a member of Ernst and Young Global, independent auditors, have audited our consolidated financial statements at December 31, 2001 and 2000, and each of the three years in the period ended December 31, 2001, as set forth in their report thereon and incorporated by reference herein. We have incorporated our consolidated financial statements by reference into this prospectus and elsewhere in this registration statement in reliance upon Kost, Forer & Gabbay's report, given on their authority as experts in accounting and auditing.

     Hoffman, Fitzgerald & Snyder, P.C., independent auditors, have audited the financial statements of W. Quinn Associates, Inc., at December 31, 2000 and for the year then ended included in the Current Report on Form 8-K filed November 9, 2001, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in this registration statement. The financial statements of W. Quinn Associates, Inc. are incorporated by reference in reliance on Hoffman, Fitzgerald & Snyder, P.C.'s, report, given on their authority as experts in accounting and auditing.


                       WHERE YOU CAN FIND MORE INFORMATION

     We have filed with the SEC under the Securities Act a registration statement on Form S-3. This prospectus does not contain all of the information contained in the registration statement, certain portions of which have been omitted under the rules of the SEC. We also file annual, quarterly and special reports, proxy statements and other information with the SEC under the Exchange Act. The Exchange Act file number for our SEC filings is 000-30828. You may read and copy the registration statement and any other document we file at the following SEC public reference rooms:

             Judiciary Plaza                    500 West Madison Street
             450 Fifth Street, NW               14th Floor
             Rm. 1024                           Chicago, Illinois 60661
             Washington, D.C. 20549

     You may obtain information on the public reference room in Washington, D.C. by calling the SEC at 1-800-SEC-0330. We file information electronically with the SEC and these filings are available from the SEC's Internet site at http://www.sec.gov, which contains reports, proxy and information statements and other information regarding issuers that file electronically. Our ordinary shares are listed on the Nasdaq National Market under the symbol "PRSE." You may read and copy our SEC filings and other information at the offices of Nasdaq Operations, 1735 K Street, NW, Washington, D.C. 20006.

                           INCORPORATION BY REFERENCE

     The SEC allows us to "incorporate by reference" the documents we file, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information in documents that we file later with the SEC will automatically update and supersede information in this prospectus. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange
Act:

     o    Annual Report on Form 10-K for the year ended December 31, 2001.

     o Quarterly Reports on Form 10-Q for the three months ended March 31, June 30 and September 30, 2002.

     o    Current Report on Form 8-K filed on December 24, 2002.

     o Description of ordinary shares contained in our registration statement on Form F-1 (File No. 333-48878) originally filed on October 30, 2000 and in our registration statement on Form 8-A filed pursuant to the Exchange Act.

     o Financial statements of W. Quinn Associates, Inc. included in our Current Report on Form 8-K as amended on November 9, 2001.

     We will provide a copy of documents we incorporate by reference at no cost to any person who receives this prospectus. To request a copy of any or all of these documents, write or telephone us at: 690 Canton Street, Westwood, Massachusetts 02090, (781) 461-0700, Attention: Kevin Rudden. You may also request a copy of these documents by sending an e-mail to our investor relations department at krudden@precise.com.


                            -------------------------


     We furnish shareholders with annual reports that contain audited financial statements.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS



14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the various expenses to be incurred in connection with the registration of the securities being registered hereby, all of which will be borne by Precise Software Solutions Ltd. All of the amounts shown are estimated except the SEC registration fee.

Securities and Exchange Commission registration fee...........   $      195
Transfer agent's fees and expenses............................        5,000
Printing and engraving expenses...............................        5,000
Legal fees and expenses.......................................        5,000
Accounting fees and expenses..................................       13,000
Miscellaneous expenses........................................        1,805
                                                                 ----------
     Total                                                       $   30,000
                                                                 ==========


15.  INDEMNIFICATION OF OFFICERS AND DIRECTORS

     The Companies Law provides that an Israeli company cannot exempt an office holder from liability with respect to a breach of his fiduciary responsibilities. However, our articles of association provide that, subject to the provisions of the Companies Law, we may insure the liability, in whole or in part, of any of our office holders with respect to: (a) a breach of the duty of care to us or to another person; (b) a breach of the fiduciary duty to us, provided that the office holder acted in good faith and had reasonable cause to assume that his act would not prejudice our interests, or (c) a financial liability imposed upon him in favor of another person in respect of an act performed by him in his capacity as an office holder of Precise. In addition, we may indemnify an office holder against: (i) a financial liability imposed on him in favor of another person by any judgment, including a compromise judgment or an arbitrator's award approved by a court in respect of an act performed in his capacity as an office holder of Precise, and (ii) reasonable litigation expenses, including attorneys' fees, incurred by such office holder or charged to him by a court in proceedings instituted against him by Precise or on its behalf or by another person, or in a criminal charge from which he was acquitted, all in respect of an act performed in his capacity as an office holder of Precise. Our articles of association state that an office holder, for purposes of the provisions of the articles relating to insurance and indemnification, includes a director, a general manager, the chief executive officer, an executive vice president, a vice president, other managers directly subordinate to the general manager and any person who fills one of the above positions, even if he carries a different title. Furthermore, our articles of association provide that we may also procure insurance or indemnify any person who is not an office holder, including, without limitation, an employee, agent, consultant or contractor of Precise who is not an office holder. We have entered into indemnity agreements with our office holders and have obtained directors' and officers' liability insurance for the benefit of our office holders.

     Our U.S. subsidiary has also entered into indemnification agreements with certain of our key employees. These agreements provide, independent of the indemnification these individuals are entitled to by law and under the provisions of our subsidiary's charter, indemnification for certain acts while employed by the subsidiary. These indemnification agreements contain exclusions, such as limiting indemnification that would be unlawful or that is covered by other liability insurance. Moreover, employees are not indemnified against liability to the extent that the employee gained a personal profit to which he or she is not legally entitled, including proceeds obtained from the illegal trading of our equity securities. These agreements are guaranteed by Precise Software Solutions Ltd. as parent of the U.S. subsidiary, to the extent permitted by Israeli law.

16.  EXHIBITS

EXHIBIT NO.  DESCRIPTION
-----------  -----------
3.1(1) Memorandum of Association of Registrant, dated November 14, 1990 (English translation)

3.2(1) Amendment to Memorandum of Association of Registrant, dated April 12, 2000 (English translation)

3.3(1)       Amended and Restated Articles of Association of Registrant

4.1(1)       Specimen of Ordinary Share Certificate

5.1 Opinion of Volovelsky, Dinstein, Sneh & Co. as to the validity of the shares

23.1         Consent of Kost, Forer & Gabbay, a member of Ernst & Young Global

23.2         Consent of Hoffman, Fitzgerald & Snyder, P.C.

23.3         Consent of Volovelsky, Dinstein, Sneh & Co. (contained in
             Exhibit 5.1)

24.1         Powers of Attorney (included on Page II-4)

-----------------
(1) Incorporated by reference to the exhibits to the registrant's registration statement on Form F-1 (File No. 333-11992).


17.  UNDERTAKINGS

     (a)  The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

               (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

               (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price, set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

               (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

               provided, however, that paragraphs (i) and (ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to
          Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference into the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boston, State of Massachusetts, on the 31st day of January, 2003.

                                            PRECISE SOFTWARE SOLUTIONS LTD.

                                            By: /s/ Shimon Alon
                                                ---------------------------
                                                Shimon Alon
                                                Chief Executive Officer


     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated. Each person whose signature appears below in so signing also makes, constitutes and appoints Shimon Alon and Marc Venator, and each of them acting alone, his or her true and lawful attorney-in-fact, with full power of substitution, for him or her in any and all capacities, to execute and cause to be filed with the Securities and Exchange Commission any and all amendments and post-effective amendments to this Registration Statement, with exhibits thereto and other documents in connection therewith, and hereby ratifies and confirms all that said attorney-in-fact or his substitute or substitutes may do or cause to be done by virtue hereof.

NAME                     TITLE                                  DATE
----                     -----                                  ----

/s/ Shimon Alon          Chief Executive Officer and Director   January 31, 2003
----------------------   (Principal Executive Officer)
Shimon Alon


/s/ Marc Venator         Chief Financial Officer                January 31, 2003
----------------------   (Principal Financial and
Marc Venator             Accounting Officer)


/s/ Ron Zuckerman        Director and Chairman of               January 31, 2003
----------------------   the Board of Directors
Ron Zuckerman


/s/ Robert J. Dolan      Director                               January 31, 2003
----------------------
Robert J. Dolan


/s/ Mary A. Palermo      Director                               January 31, 2003
----------------------
Mary A. Palermo


/s/ Michael J. Miracle   Director                               January 31, 2003
----------------------
Michael J. Miracle


/s/ Anton Simunovic      Director                               January 31, 2003
----------------------
Anton Simunovic


/s/ Gary L. Fuhrman      Director                               January 31, 2003
----------------------
Gary L. Fuhrman

EXHIBIT INDEX





EXHIBIT NO.  DESCRIPTION
-----------  -----------

3.1(1) Memorandum of Association of Registrant, dated November 14, 1990 (English translation)

3.2(1) Amendment to Memorandum of Association of Registrant, dated April 12, 2000 (English translation)

3.3(1)       Amended and Restated Articles of Association of Registrant

4.1(1)       Specimen of Ordinary Share Certificate

5.1 Opinion of Volovelsky, Dinstein, Sneh & Co. as to the validity of the shares

23.1         Consent of Kost, Forer & Gabbay, a member of Ernst & Young Global

23.2         Consent of Hoffman, Fitzgerald & Snyder, P.C.

23.3         Consent of Volovelsky, Dinstein, Sneh & Co. (contained in
             Exhibit 5.1)

24.1         Powers of Attorney (included on Page II-4)



------------------------
(1) Incorporated by reference to the exhibits to the registrant's registration statement on Form F-1 (File No. 333-11992).